Exhibit 1.1

Director/PDMR Shareholding

RNS Number : 7603H

CSR plc

26 February 2010

CSR plc

(the Company)

Dealing by Executive Director

Announcement of the exercise of options and

disposal of ordinary shares of the Company

The Company announces that on 25 February 2010, Mr James Collier, an executive director and Chief Technical Officer, exercised in the aggregate 274,290 options, with an exercise price range of £0.001 and £3.21 per share. Mr Collier sold 169,607 ordinary shares in the Company at a price per share of £4.7042 in order to satisfy exercise costs and tax arising on exercise. Following the exercise of options, Mr Colliers' holding has increased to 1,123,846 ordinary shares in the Company.

ENDS